Exhibit 1.01

LRAD Corporation

Conflict Minerals Report

Calendar Year Ended December 31, 2014

This Conflict Minerals Report is being filed by LRAD Corporation (the “Company”) for the calendar year ended December 31, 2014 pursuant to Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

The Company has completed an evaluation of its product lines and has determined that certain products the Company manufactures or contracts to be manufactured (the “Covered Products”) contain tin, tungsten, tantalum or gold, which are defined as “Conflict Minerals” under the 1934 Act. This report relates to such Covered Products for which Conflict Minerals are necessary for their functionality or production; that were manufactured, or contracted to be manufactured, by the Company; and for which the manufacturing process was completed during calendar year 2014.

The Company conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the Conflict Minerals necessary to the functionality or production of its Covered Products originated in any of the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country” and collectively, the “Covered Countries”). As a purchaser of component parts, the Company is several levels removed from the actual mining of Conflict Minerals. The Company does not make direct purchases of raw ore or unrefined Conflict Minerals directly from mines, smelters or refiners and makes no purchases in the Covered Countries. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are necessary to the functionality or production of the Covered Products.

The scope of the Company’s RCOI included reviewing its products for incorporation of Conflict Minerals, identifying suppliers of the component parts purchased by the Company that may contain Conflict Minerals and soliciting from such suppliers information regarding the source of such products or of the Conflict Minerals incorporated into such component parts. To solicit this information, the Company has adopted the template developed by Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”), known as the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”). The Company relies upon its suppliers, as well as their suppliers throughout the supply chain to provide information on the origin of the Conflict Minerals contained in its components and materials supplied to it, including sources of Conflict Minerals that are supplied to them from sub-tier suppliers.

Based on its RCOI and information received from its supply chain, the Company has concluded, for the year ended December 31, 2014, due to the nature and source of supply, that its products, or the Conflict Minerals necessary for the functionality or production of its products, are DRC conflict undeterminable. This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides smaller reporting companies a temporary accommodation for the first four calendar years following November 13, 2012.

In the next compliance period, the Company intends to continue to enhance its diligence process to improve the information gathered through an increase in the response rate of suppliers’ surveys, as well as from other members of the supply chain, and to seek continued access to industry developed information and data regarding conflict minerals.